September 21, 2022
BY EMAIL

Gary Lim
Counsel
Nationwide Life Insurance Company
One Nationwide Plaza
Columbus, Ohio 43215

Re:    Nationwide Life Insurance Company
       Nationwide Variable Account- 5
       Initial Registration Statement on Form N-4
       File Nos. 811-08142 and 333-267078

Dear Mr. Lim:

        On August 26, 2022, you filed a registration statement on Form N-4 on behalf of
Nationwide Life Insurance Company (the    Company   ) and its separate account,
Nationwide
Variable Account- 5 (the    Registrant   ). We have reviewed the registration
statement and have
provided our comments below. Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement. All capitalized terms not otherwise defined herein have the meaning given to them in the registration statement.

General

1. Please confirm that all missing information will be filed in pre-effective amendments to the
   Registration Statement. We may have additional comments on such portions when you complete them in the pre-effective amendments, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits filed in the pre-effective amendments.

2. Please clarify supplementally whether there are any guarantees or support agreements with third parties to support any policy features or benefits, or whether the Company will be solely responsible for any benefits or features associated with the Contract.

Cover Page (page 1)

3. Please add cover page disclosure to the effect that because the Contract is offered only with the Nationwide Retirement Income Rider, it is designed for owners who intend to take regular withdrawals each year, and that an investor should not purchase the Contract if he or she does not intend to take regular withdrawals or intends to take withdrawals in excess of
   the Nationwide Retirement Income Rider   s annual withdrawal limits, as
doing so may result
 Mr. Lim
September 21, 2022
Page 2 of 4

   in adverse consequences such as a permanent reduction in rider benefits or termination of the rider.

4. Please add cover page disclosure to the effect that the Contract currently offers only one investment option.

Important Information You Should Consider About the Contract (pages 7-8)

5. Please supplementally confirm that the key information table cross-references in the electronic versions of the summary and statutory Prospectuses will link directly to the location in the statutory Prospectus where the subject matter is discussed in greater detail, or will provide a means of facilitating access to that information through equivalent methods or technologies. (See Instruction 1(b) to Item 2.)

6. Under Ongoing Fees and Expenses (annual charges), please tailor the introduction to reflect that the Contract currently offers only one investment option.

7. Under Ongoing Fees and Expenses (annual charges), the cost of the Nationwide Retirement
   Income Rider should be reflected in the Base Contract line item since it is not an optional benefit. We also note that there is no charge for the Joint Option for the Nationwide
   Retirement Income Rider so it should not be reflected in the table.

8. Under Risks   Risks Associated with Investment Option, please:

    a. revise the disclosure to make clear that only one investment option is offered; and

    b. add a statement to the effect that since only one investment option is available, if an investor is not satisfied with the option or it does not meet their investment objectives, their only course of action may be to surrender the Contract (and forego any of its benefits).

9. Under Restrictions   Investments, please disclose that if the current
investment option is
   substituted with another investment option, the substitute investment option will have a similar investment objective, investment strategy, and fees and expenses.

Overview of the Contract (page 9)

10. Please revise the Purpose of the Contract and Phases of the Contract sections to make clear that there is currently only one investment option available for direct allocation by Contract
    Owners.

11. In the Phases of the Contract section, please disclose (as you do on page
12) that    [t]he
    contracts sold under this prospectus do not permit annuitization during the first two Contract
    Years.
 Mr. Lim
September 21, 2022
Page 3 of 4

Fee Table (p. 11)

12. Please delete the Joint Option for the Nationwide Retirement Income Rider Charge line item to the fee table as there does not appear to be an additional charge for this option under the
    Contract.1

Investment Options (page 14)

13. Aside from the first paragraph, the section reads as though investors may choose among multiple investment options. Please revise the section, including the subsection heading, to make clear that there is only one investment option under the Contract and investors have no choice on allocation.

Charges, Fees and Deductions     Contingent Deferred Sales Charge (page 16)

14. We note your statement that Contract Owners should    refer to the contract
for state specific
    information.    Please refer contractowners to Appendix B: State Variations for this
    information.

Enhanced Surrender Value for Terminal Illness (p. 26)

15. Please clarify what is considered a    terminal illness    under the
Enhanced Surrender Value
    for Terminal Illness benefit.

Determination of the Income Benefit Base Prior to the First Lifetime Withdrawal (p. 27)

16. Please include brief examples of how the Income Benefit Base is determined including the operation of the roll-up rate and the highest contract value adjustment.

Annuity Commencement Date (p. 45)

17. The prospectus states that Nationwide will automatically initiate annuitization within 45 days
    after the Annuity Commencement Date unless    the Contract Owner has taken
some type of
    action which is inconsistent with the desire to annuitize.    Please
identify supplementally the
    types of actions which are inconsistent with the desire to annuitize.

Appendix C: Contract Types and Tax Information (pp. 52-63)

18. The prospectus refers to requirement minimum distributions beginning at age
70   or 72.
    Please consider whether disclosure of the 70   age limit is necessary for a
newly offered
    contract. In addition, please delete the section titled Required Distributions Upon Death of a
    Contract Owner Before January 1, 2020 as this disclosure does not appear applicable for a


1
       See Updated Disclosure Requirements and Summary Prospectus for Variable Annuity and Variable Life
       Insurance Contracts, Securities Act Release No. 10765 (Mar. 11, 2020), available at
       www.sec.gov/rules/final/2020/33-10765.pdf, in the text accompanying note 653.
 Mr. Lim
September 21, 2022
Page 4 of 4

   newly offered contract.

Initial Summary Prospectus

19. Apply all comments herein to the ISP, as applicable.

20. Supplementally confirm that in the electronic version of the ISP: (a) the website address in the legend will comply with the requirements of Rule 498A(b)(2)(v)(B) and any other website address will comply with the requirements of Rule 498A(i)(4); and
(b) the Table of
    Contents, cross references, and all defined terms will comply with the requirements of Rule
    498A(h)(2)(ii), (iii) and (iv), respectively.

                                            * * * *

       A response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the 1933 Act. The pre-effective amendment should be accompanied by a supplemental letter that includes your responses to each of these comments. Where no change will be made in the filing in response to a comment, please indicate this fact in your supplemental letter and briefly state the basis for your position.

        You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of a preliminary prospectus.

       We remind you that the Company is responsible for the accuracy and adequacy of its disclosure in the registration statement, notwithstanding any review, comments, action, or absence of action by the staff.

       You may contact me at (202) 551-6951 or whitea@sec.gov if you have any questions.

                                                    Sincerely,
                                                    /s/ Alison White
                                                    Senior Counsel



cc: Christian Sandoe, Assistant Director
    Michael Kosoff, Senior Special Counsel